BAKER & McKENZIE

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[redacted]

07021514

RECEIVED

FILE No. 82-5078

February 19, 2007

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VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
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SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the document which contents were announced by the Company:

- Third Quarters (April-December) Consolidated Financial Summary for the Period ending March 2007 (dated February 5, 2007).

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

RECEIVED
2007 FEB -5 A 11:45

February 5, 2007
Funai Electric Co., Ltd.

Three Quarters (April-December) Consolidated Financial Summary for Period Ending March 2007

	Current Year 3Qs (From April 1, 2006 To December 31, 2006)		Previous Year 3Qs (From April 1, 2005 To December 31, 2005)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	
	Million yen	%	Million yen	%	%
Net Sales	283,070	100.0	280,099	100.0	1.1
Operating Income	19,098	6.7	22,486	8.0	− 15.1
Ordinary Income	23,269	8.2	26,727	9.5	− 12.9
Net Income Before Taxes and Other Adjustments	21,231	7.5	28,718	10.3	− 26.1
Net Income	15,879	5.6	20,383	7.3	− 22.1
Earnings per Share (yen)	462.89		582.80		
Fully Diluted Earnings per Share (yen)	462.42		581.89		

Notes:

1. Includes 11 consolidated subsidiaries and 2 affiliated companies accounted for by the equity method.
2. The figures above have not been audited or reviewed by a corporate auditor.

February 5, 2007
Funai Electric Co., Ltd.

Member, Financial Accounting Standards Foundation

1st to 3rd Quarter (9 Months Cumulative) Consolidated Financial Summary for the Period Ending in March 2007

February 5, 2007

Listed company name Funai Electric Co., Ltd. (Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Section)
(URL: http://www.funai.jp/)

Inquiries: Representative's position and name President Tetsuro Funai
Administrator's position and name Executive Manager, Accountant's Department Katsumi Furukawa TEL: (072) 870-4304

1. Items Pertaining to the Preparation of the Quarterly Financial Report

   1) Adoption of simple method for accounting treatment: No

   2) Changes from accounting method used in most recent consolidated fiscal year: No

   3) Change in scope of consolidation and equity method: Yes
   (Details)
   Consolidation (New): 0 (Excluded): 1 Equity method (New): 0 (Excluded): 0

2. Summary of First to Third Quarter Results for the Period Ending March 2007
   (April 1, 2006–December 31, 2006)

(1) Operating Results (Consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st/3rd Quarter FY2006	283,070	1.1	19,098	− 15.1	23,269	− 12.9	15,879	− 22.1
1st/3rd Quarter FY2005	280,099	− 2.8	22,486	− 16.4	26,727	− 5.1	20,383	2.8
(Reference) Full-year Results for FY2005	360,885		23,305		27,461		21,596	

	Earnings Per Share	Fully Diluted Earnings Per Share
	Yen	Yen
1st/3rd Quarter FY2006	462.89	462.42
1st/3rd Quarter FY2005	582.80	581.89
(Reference) Full-year Results for FY2005	620.02	619.08

Note:
The percentage figures for net sales, operating income, ordinary income and net income are a comparison against results for the same period of the previous consolidated fiscal year.

[Qualitative Information Pertaining to Consolidated Operating Results]

Through the third quarter (from April 1, 2006 to December 31, 2006), concerns persisted that higher oil prices and the housing market slowdown in the United States would affect the global economy, but personal consumption and capital investment increased and the U.S. economy grew at a steady pace. In Asia, conditions for business expansion remained favorable centered on China's economy, which continued to grow at a rapid rate. In the Euro zone, economic recovery was seen in Germany and France, and Great Britain's economy also

continued to expand at a steady pace.

In Japan, a gradual economic recovery was sustained despite slower expansion of personal consumption, as a result of strong growth in capital investment that reflected higher corporate earnings and growth in business demand.

In the electronics industry, global expansion in the demand for LCD televisions and plasma televisions was noted, but the severe business environment continued as competition also intensified further and prices of manufactured goods fell rapidly.

Under these conditions, consolidated net sales for the Funai Electric Co., Ltd. group for the first through the third quarter of the current consolidated fiscal year increased 1.1% from the same period of the previous consolidated fiscal year to 283,070 million yen.

By device type, sales in the audio-visual equipment category declined for VCRs, where the market itself is shrinking, and for televisions and DVD player-related products, but sales of LCD televisions, plasma televisions and DVD recorder-related devices rose substantially. Consequently, net sales in this category of devices rose 8.9% year-on-year to 191,093 million yen.

In addition, net sales of information and communication equipment fell 13.0% from the same period of the previous consolidated fiscal year to 72,328 million yen. Sales of both printers and digital still cameras declined under the impact of increasingly severe competition.

In other devices, net sales of receivers and other related electronic devices decreased 8.7% year-on-year to 19,648 million yen.

In terms of earnings, operating income declined 15.1% from the same period of the previous consolidated fiscal year to 19,098 million yen, ordinary income fell 12.9% year-on-year to 23,269 million yen, and third quarter year-to-date net income decreased 22.1% year-on-year to 15,879 million yen.

(2) Shifts in Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	Million yen	Million yen	%	Yen
As of December 31, 2006	311,108	205,348	65.9	6,012.74
As of December 31, 2005	291,800	194,501	66.7	5,656.21
(Reference) Full-year Results for FY2005	288,524	197,870	68.6	5,752.92

Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at End of Period
	Million yen	Million yen	Million yen	Million yen
1st/3rd Quarter FY2006	32,828	4,508	−24,737	72,422
1st/3rd Quarter FY2005	− 16,197	− 676	3,734	94,127
(Reference) Full-year Results for FY2005	−14,195	−47,610	9,204	58,587

[Qualitative Information Pertaining to Shifts in Consolidated Financial Position]

The financial position of Funai Electric Co., Ltd. at the end of the third quarter is discussed below.

Total assets increased by 22,584 million yen compared to the end of the previous consolidated fiscal year. The primary factor for this rise was an increase of 26,133 million yen in inventories.

Liabilities rose by 15,441 million yen compared to the end of the previous consolidated fiscal year. This mainly reflected a decrease in short-term borrowings of 19,038 million yen, and an increase in trade notes and trade accounts payable of 28,631 million yen.

Net assets increased by 7,477 million yen compared to the end of the previous consolidated fiscal year.

On June 28, 2005, Funai Electric received notification from the Osaka Regional Taxation Bureau of a supplementary tax assessment. The notification indicated that based on its judgment that Funai's Hong Kong subsidiary (a consolidated subsidiary) does not fulfill the requirements for exclusion from application of the tax system for dealing with tax havens, the bureau considers the Hong Kong subsidiary's income for the three-year period from the fiscal year ended March 2002 through the fiscal year ended March 2004 to be income of the Company. The Company believes the bureau's decision is an unwarranted tax assessment based on an erroneous interpretation of the facts, and has filed a request for reinvestigation with the Osaka Regional Tax Tribunal and filed a complaint for rescission with the Osaka District Court. The Company believes it will become clear through the appeal process that the Company has correctly reported in accordance with applicable tax rules. Therefore the Company accounted for the additional corporate, residence and business tax payments, which amounted to 16,600 million yen (19,100 million yen including penalties) as "Investment and Other Assets" on its consolidated balance sheet.

For reference purposes, the effect from taxation of Funai Electric Co., Ltd.'s Hong Kong subsidiary's income since the consolidated fiscal year following the year subject to investigation (i.e., the period ended March, 2005) is estimated at approximately 4.2 billion yen and 5.4 billion yen for the periods ended March 2005 and March 2006, respectively, including corporate, enterprise and residence taxes. For the reason described above, Funai Electric Co., Ltd. has not accounted for these taxation effects.

Funai Electric Co., Ltd. also issued a press release dated November 16, 2006 concerning the details of its request for reinvestigation and complaint for rescission.

O Attached materials

(1) (Summary) Third Quarter Consolidated Balance Sheets
(2) (Summary) Third Quarter Consolidated Statements of Income
(3) (Summary) Third Quarter Consolidated Statements of Cash Flows
(4) Information by Segment
(5) Detailed Statement of Net Sales by Device Type and Region
(Reference) Change in Operating Results for the Most Recent Quarter

Reference

1. Consolidated Financial Forecast for Period Ending March 2007 (April 1, 2006-March 31, 2007)

	Net Sales Forecast	Ordinary Income Forecast	Net Income Forecast
	Million yen	Million yen	Million yen
Full-Year	395,000	31,000	17,400

(Reference) Forecasted net income per share (full-year): 510.41 yen
Note:
1. The forecasted net income per share is calculated using the number of shares issued (after deducting the number of shares of treasury stock) at the end of the third quarter under review.

[Qualitative Information Pertaining to Financial Forecasts]

Sales of information equipment centering on printers have been continuously in a good shape in line with the projection. Sales of audio visual equipment are expected to be mixed for the full year. DVD related

products are expected to gain compared with both the results of previous year and the projection. On the other hand, other major products of LCD televisions and projectors in the audio visual equipment are likely not to reach the projection in the midst of continued fierce competition.

On the other hand, the profit, although the yen value is on the positive side, the negative side adversely affected by ongoing sales price falling under the conditions of fierce competition is most likely to bring the full year profit downward.

As a result of comprehensively reviewing and evaluating various factors, Funai Electric Co., Ltd. has revised its consolidated full-year financial forecasts as shown above. (The non-consolidated full-year financial forecasts have not been revised.)

The comparison with the revision of consolidated full-year financial forecasts publicly made in the release of the interim financial results dated November 8, 2006 is as follows.

【Consolidated】 (Million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous Forecast (A)	400,000	26,000	29,200	20,100
Revised Forecast (B)	395,000	25,800	31,000	17,400
Increase/Decrease (B-A)	– 5,000	– 200	1,800	– 2,700
Rate of Increase Decrease (%)	– 1.3	– 0.8	6.2	– 13.4
(Reference) Full-Year Results in the Previous Year	360,885	23,305	27,461	21,596

NOTE: The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties. Various factors such as a change in economic conditions overseas (especially changes in the main U.S. market and other markets) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

(Unaudited)

(1) (Summary) Third Quarter Consolidated Balance Sheets

(Units: Million Yen)

Item \ Period	Current Year 3Q (As of December 31, 2006)		Previous Year 3Q (As of December 31, 2005)		Previous Period (As of March 31, 2006)	
	Amount	Percent	Amount	Percent	Amount	Percent
(Assets)		%		%		%
Current Assets	190,712	61.3	195,411	67.0	150,286	52.1
Cash and Deposits	72,678		94,896		58,592	
Trade Notes and Trade Accounts Receivable	47,802		42,752		49,415	
Inventories	60,586		45,982		34,453	
Other Current Assets	9,645		11,779		7,824	
Fixed Assets	120,395	38.7	96,389	33.0	138,237	47.9
Tangible Fixed Assets	18,802	6.1	20,081	6.9	19,399	6.7
Intangible Fixed Assets	6,353	2.0	7,222	2.4	7,257	2.5
Investment and Other Assets	95,240	30.6	69,084	23.7	111,580	38.7
Total Assets	311,108	100.0	291,800	100.0	288,524	100.0
(Liabilities)						
Current Liabilities	95,199	30.6	81,898	28.0	76,495	26.5
Trade Notes and Trade Accounts Payable	60,755		40,355		32,124	
Short-Term Borrowings	10,309		22,931		29,348	
Other Current Liabilities	24,133		18,610		15,023	
Long-Term Liabilities	10,561	3.4	15,079	5.2	13,823	4.8
Long-Term Debt	4,774		5,498		5,317	
Other Long-Term Liabilities	5,787		9,581		8,506	
Total Liabilities	105,760	34.0	96,977	33.2	90,319	31.3
(Minority Interests)						
Minority Interests	–	–	321	0.1	333	0.1
(Capital)						
Common Stock	–	–	31,203	10.7	31,240	10.8
Additional Paid-In Capital	–	–	33,168	11.4	33,205	11.5
Retained Earnings	–	–	143,817	49.3	145,029	50.3
Net Unrealized Holding Gains on Other Securities	–	–	10,806	3.7	8,504	3.0
Foreign Exchange Translation Adjustment	–	–	– 3,281	– 1.1	1,104	0.4
Treasury Stock	–	–	– 21,214	– 7.3	– 21,214	– 7.4
Total Capital	–	–	194,501	66.7	197,870	68.6
Total Liabilities, Minority Interests and Assets	–	–	291,800	100.0	288,524	100.0

(Net Asset Value)						
Shareholders' Equity	199,171	64.0	–	–	–	–
Common Stock	31,264	10.0	–	–	–	–
Additional Paid-In Capital	33,229	10.7	–	–	–	–
Retained Earnings	159,013	51.1	–	–	–	–
Treasury Stock	– 24,336	– 7.8	–	–	–	–
Net Unrealized Holdings and Translation Gains	5,805	1.9	–	–	–	–
Net Unrealized Holding Gains on Other Securities	4,682	1.5	–	–	–	–
Foreign Exchange Translation Adjustment	1,123	0.4	–	–	–	–
Minority Interests	371	0.1	–	–	–	–
Total Net Asset Value	205,348	66.0	–	–	–	–
Total Liabilities and Net Asset Value	311,108	100.0	–	–	–	–

(Unaudited)

(2) (Summary) Three Quarters Consolidated Statements of Income

(Units: Million Yen)

Item \ Period	Current Year 3Qs (From April 1, 2006 To December 31, 2006)		Previous Year 3Qs (From April 1, 2005 To December 31, 2005)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	Percent
		%		%	%
Net Sales	283,070	100.0	280,099	100.0	1.1
Cost of Sales	225,865	79.8	224,433	80.1	0.6
Selling, General and Administrative Expenses	38,105	13.5	33,179	11.9	14.9
Operating Income	19,098	6.7	22,486	8.0	− 15.1
Non-Operating Income	5,350	1.9	4,831	1.7	10.7
Non-Operating Expenses	1,178	0.4	590	0.2	99.6
Ordinary Income	23,269	8.2	26,727	9.5	− 12.9
Extraordinary Income	139	0.1	3,411	1.3	− 95.9
Extraordinary Losses	2,178	0.8	1,420	0.5	53.4
Quarterly Net Income Before Taxes and Other Adjustments	21,231	7.5	28,718	10.3	− 26.1
Corporate Taxes	5,311	1.9	8,280	3.0	− 35.9
Minority Interests	39	0.0	53	0.0	− 27.2
Quarterly Net Income	15,879	5.6	20,383	7.3	− 22.1

(Unaudited)

(3) (Summary) Three Quarters Consolidated Statements of Cash Flows

(Units: Million Yen)

Item \ Period	Current Year 3Qs (From April 1, 2006 To December 31, 2006)	Previous Year 3Qs (From April 1, 2005 To December 31, 2005)	Previous Period (From April 1 2005 To March 31 2006)
	Amount	Amount	Amount
Ⅰ.Cash Flow from Operating Activities			
Current Period Net Income Before Taxes and Other Adjustments	21,231	28,718	29,420
Depreciation and Amortization	6,074	6,136	8,172
Interest and Dividend Income	− 3,342	− 2,172	− 3,310
Interest Expenses	978	508	875
Decrease in Notes and Accounts Receivable	3,011	7,036	1,119
Increase in Inventories (Increase:−)	− 25,144	− 16,375	− 4,098
Increase (Decrease) in Accounts Payable (Decrease:−)	26,570	− 3,308	− 11,550
Other	3,525	− 7,010	− 5,673
Subtotal	32,905	13,532	14,953
Interest and Dividend Receipts	4,528	2,277	3,228
Interest Payments	− 985	− 498	− 865
Corporate Tax Payments	− 3,619	− 12,323	− 12,327
Payments for Suspense Payment of Income Taxes	—	− 19,184	− 19,184
Net Cash Provided by (Used in) Operating Activities	32,828	− 16,197	− 14,195
Ⅱ.Cash Flow from Investing Activities			
Payments for Purchase of Tangibles	− 4,602	− 2,969	− 3,954
Payments for Purchase of Intangibles	− 385	− 2,387	− 2,368
Proceeds from Sale of Investments in Securities	10,232	4,427	4,438
Payments for Loan Receivable	− 446	− 65	− 47,008
Other	− 289	317	1,282
Net Cash Provided by (Used in) Investing Activities	4,508	− 676	− 47,610
Ⅲ.Cash Flow from Financing Activities			
Increase in Short-Term Borrowings (Decrease:−)	− 19,222	18,223	23,803
Payments for Purchase of Treasury Stock	− 3,121	− 12,341	− 12,342
Cash Dividends	− 1,891	− 1,768	− 1,768
Other	− 501	− 378	− 488
Net Cash Provided by (Used in) Financing Activities	− 24,737	3,734	9,204
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,234	6,110	10,033
Net Increase (Decrease) in Cash and Cash Equivalents (Decrease:−)	13,834	− 7,028	− 42,568
Cash and Cash Equivalents at Beginning of Year	58,587	101,156	101,156
Cash and Cash Equivalents at End of Year	72,422	94,127	58,587

(4) Information by Segment

〔Operating Segment Information〕

The Funai Group concentrates on the single business segment of manufacture and sales of electric products. Therefore, we make no distinction between operating segments.

〔Geographic Segment Information〕

Current 3Qs (April 1, 2006 - December 31, 2006) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	294,103	137,722	214,871	19,385	666,083	(383,013)	283,070
Operating Expenses	276,796	136,756	207,268	23,558	644,380	(380,408)	263,971
Operating Income and Losses(−)	17,307	965	7,603	− 4,173	21,702	(2,604)	19,098

Previous 3Qs (April 1, 2005 - December 31, 2005) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	276,610	127,099	228,311	5,346	637,368	(357,268)	280,099
Operating Expenses	260,341	128,471	218,192	5,609	612,615	(355,001)	257,613
Operating Income and Losses(−)	16,268	− 1,371	10,119	− 262	24,753	(2,266)	22,486

(Note) 1. Country and area classifications are determined by geographical proximity.

2. Primary countries and areas falling under classifications other than Japan are as follow:

(1) North America・・・・United States of America

(2) Asia・・・・Hong Kong, Malaysia, Thailand

(3) Europe・・・・Germany

(Unaudited)

(5) Detailed Statement of Net Sales by Equipment Type and Region

(Units: Million Yen)

Classification			Current Year 3Qs (From April 1, 2006 To December 31, 2006) Amount	Percent	Previous Year 3Qs (From April 1, 2005 To December 31, 2005) Amount	Percent	% increase or decrease from the same period of the previous consolidated fiscal year Percent
By Equipment Type	Audiovisual Equipment		191,093	67.5 %	175,465	62.6 %	8.9 %
	Information Equipment		72,328	25.6	83,101	29.7	− 13.0
	Other Equipment		19,648	6.9	21,531	7.7	− 8.7
Total			283,070	100.0	280,099	100.0	1.1
By Region	Japan		27,427	9.7 %	28,624	10.2 %	− 4.2 %
	Export	N. America	194,845	68.8	201,687	72.0	− 3.4
		Europe	50,584	17.9	35,205	12.6	43.7
		Asia	6,444	2.3	9,964	3.6	−35.3
		Other Areas	3,767	1.3	4,617	1.6	− 18.4
		Subtotal	255,642	90.3	251,475	89.8	1.7
Total			283,070	100.0	280,099	100.0	1.1

(Note) Main Products by Equipment Type

Equipment	Main Products
Audiovisual Equipment	VCRs, DVD Players, DVD Recorders, Televisions, LCD Televisions, Plasma Televisions, Projectors
Information Equipment	Printers, Digital Still Cameras
Other Equipment	Receiver-Related Electronic Equipment

(Unaudited)

(Reference) Change in Operating Results for the Most Recent Quarter

Fiscal Period Ending March 2007 (Consolidated)

	Current Year First Quarter	Current Year Second Quarter	Current Year Third Quarter	Current Year Fourth Quarter
	April - June 2006	July - Sept 2006	Oct - Dec 2006	Jan - March 2007
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	62,643	100,507	119,918	—
Gross Profit	13,646	20,005	23,552	—
Operating Income	2,437	7,928	8,731	—
Ordinary Income	2,790	9,511	10,968	—
Quarterly Net Income Before Taxes and Other Adjustments	2,669	7,494	11,067	—
Quarterly Net Income	1,277	5,712	8,889	—
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	37.15	166.46	259.80	— —
Fully Diluted Quarterly Earnings per Share	37.10	166.27	259.71	— —
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	283,964	298,523	311,108	—
Net Assets	193,851	197,303	205,348	—
	Yen	Yen	Yen	Yen
Net Assets per Share	5,638.44	5,738.76	6,012.74	— —

Fiscal Period Ended March 2006 (Consolidated)

	Current Year First Quarter	Current Year Second Quarter	Current Year Third Quarter	Current Year Fourth Quarter
	April - June 2005	July - Sept 2005	Oct - Dec 2005	Jan - March 2006
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	72,955	96,598	110,545	80,786
Gross Profit	14,548	21,435	19,682	11,187
Operating Income	4,843	10,433	7,209	818
Ordinary Income	5,912	11,763	9,051	734
Quarterly Net Income Before Taxes and Other Adjustments	5,973	10,522	12,221	702
Quarterly Net Income	4,346	7,198	8,838	1,212
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	123.40	205.90	254.40	35.26
Fully Diluted Quarterly Earnings per Share	123.15	205.68	253.98	35.21
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	264,861	279,323	291,800	288,524
Net Assets	177,355	185,983	194,501	197,870
	Yen	Yen	Yen	Yen
Net Assets per Share	5,072.88	5,328.73	5,656.21	5,752.92

END